Exhibit 99.18

January 9, 2006

CODE OF ETHICS

FOR SENIOR OFFICERS AND SENIOR FINANCIAL MANAGEMENT

At Penn West Energy Trust, Penn West Petroleum Ltd. and its subsidiaries (collectively, “Penn West”), we have always recognized the value and importance of conducting all of our affairs with trust and integrity. For Penn West’s excellent reputation to be maintained we require the highest standards of professional and ethical conduct from all of our employees, but in particular our Senior Officers and Senior Financial Management are expected to set exemplary standards as an example to all employees.

This Code of Ethics for Senior Financial Officers shall apply to Penn West’s President and Chief Executive Officer, all of Penn West’s Vice-Presidents and our senior financial management, including our controller and accounting manager. Compliance with both this Code of Ethics and Penn West’s Code of Business Conduct and Ethics is a requirement of employment.

This Code has been posted on our website and any change or waiver of this Code will be disclosed within five business days of the change or waiver through an additional posting on our website.

Standards of Conduct

To the best of their knowledge and ability, the Senior Officers and Senior Financial Management (together, the “Senior Officers”) shall:

•              Avoid making any investment, interest or association that interferes with the independent exercise of judgment in Penn West’s best interest. The Senior Officers non material personal investments in publicly traded companies of less than one per cent of the shares outstanding will not be considered an investment that by itself would interfere with Penn West’s best interests. The Senior Officers will disclose to the Board of Directors any other investments that might interfere or might reasonably be thought to interfere with the independent exercise of judgment in Penn West’s best interests.

•              Keep and present all of Penn West’s accounting records in accordance with the appropriate laws and regulations.

•              Comply with both the spirit and intent of all applicable government laws, rules and regulations.

•              Provide full, fair, accurate and timely disclosure in all of Penn West’s public reports and documents.

•              Ensure that all records fairly and accurately reflect Penn West’s assets, liabilities, revenues and expenses and do not contain any false or misleading information.

•              Ensure that all transactions are supported by accurate documentation in sufficient detail and recorded correctly.

•              Provide all the information required by Penn West’s independent auditors.

•              Comply with Generally Accepted Accounting Principles and Penn West’s system of internal accounting controls.

•              Maintain the skills and knowledge necessary to perform their functions.

Penn West Energy Trust

Compliance Affirmation for Senior Financial Officers

1.             Affirmation of Compliance

The undersigned certifies that he or she has received and read the above Code of Ethics for Senior Officers and agrees to abide by the policies summarized therein.

2.             Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party directly, or indirectly, on behalf of this Company:

•              Was characterized by honesty and integrity;

•              Complies with applicable laws and regulations;

•              Did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;

•              Did not involve any unlawful arrangements with competitors; and

•              Was recorded and properly described on Penn West’s books.

If there are any exceptions, please describe them on the reverse.

3.             Certification of Filings

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, that Penn West’s annual or interim filings (the AIF, annual or interim financial statements, and annual or interim MD&A, together with documents incorporated by reference):

•              Do not contain misrepresentations of facts; and

•              Fairly present in all material respects the company’s financial condition, results of operations and cash flows as of and for the periods presented in the filing.

Fair representation is considered to include:

•              The selection and proper application of appropriate accounting policies;

•              Disclosure of financial information that is informative and reasonably reflects the underlying transactions; and

•              Disclosure that is necessary to provide investors with a materially accurate and complete picture of Penn West’s financial condition, results of operations and cash flows.

4.             Conflict of Interest Questionnaire

Please answer “Yes” or “No” to the following questions. If the answer to any question is “Yes”, full details must be provided on the reverse side.

A.            Have you or, to your knowledge, has any member of your immediate family, at anytime during the period since [date]:

1.             engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to Penn West otherwise than in the normal capacity of officer or employee of Penn West:

Yes ☐	No ☐

2.             been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with Penn West;

Yes ☐	No ☐

3.             been interested monetarily, directly or indirectly, in any organization doing business with Penn West (unless as a holder of less than one per cent of the voting securities issued by a corporation whose securities are publicly traded); and

Yes ☐	No ☐

4.             been a recipient, directly or indirectly, of any payments or significant gifts of any kind from or on behalf of any organization doing business with Penn West (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded) which would contravene Penn West’s Code of Business Conduct and Ethics?

Yes ☐	No ☐

B.            Is any transaction contemplated, involving you or any member of your immediate family, which if consummated, would be described in answer to any of the preceding items?

Yes ☐	No ☐

C.            Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of Penn West?

Yes ☐	No ☐

Date:

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